CERTIFICATION



         In connection with the annual report of ICTS International, N.V. (the "Company") on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael Barnea, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes- Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

ICTS INTERNATIONAL, N.V.
By:/s/  Michael Barnea,  Chief Executive Officer

Dated:   July 21, 2004



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                                  CERTIFICATION


         In connection with the annual report of ICTS International, N.V. (the "Company") on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stefan Vermeulen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

ICTS INTERNATIONAL, N.V.
By: /s/  Stefan Vermeulen,  Chief Financial Officer

Dated:   July 21, 2004